Exhibit 2.2

EXECUTION

AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of August 8, 2005 is entered into by and among MCRU, LLC, a Delaware limited liability company (“the “Purchaser”), Merisel, Inc,. a Delaware corporation (the “Acquiror Parent”), Crush Creative, Inc., a California corporation (the “Seller”) and Guy Claudy in his capacity as the Shareholders Representative. Capitalized terms used but not defined in this Amendment have the meaning given such terms in the Agreement (defined below).

BACKGROUND

The Purchaser, Acquiror Parent, Seller, shareholders of Seller set forth on signature pages thereto (collectively, the “Shareholders”) and the Shareholders Representative have entered into an Asset Purchase Agreement dated July 6, 2005 (the “Agreement”). The parties to the Agreement now desire to amend the Agreement as set forth in this Amendment. As permitted by Section 11.13 of the Agreement, the Shareholders Representative is hereby acting as the Shareholders’ agent, attorney-in-fact and authorized representative in connection with this Amendment. In consideration of the mutual covenants and agreements set forth below, the parties to the Agreement agree as follows:

1. Pursuant to adjustments contemplated by Section 2.6(e) of the Agreement, Section 2.6(a) of the Agreement is hereby amended in its entirely as follows:

“The amount of the “Estimated Cash Purchase Price” shall be Six Million Dollars Nine Hundred Thirty-Seven Thousand and Five Hundred Dollars ($6,937,500), as adjusted pursuant to this Section 2.6.”

2. As of the Closing Date, Purchaser and Seller agree that there will be no additional adjustments to the Estimated Cash Purchase Price arising out of the determination of Minimum Adjusted EBITDA, Minimum Net Working Capital or Minimum Tangible Net Worth completed prior to the Closing pursuant to Sections 2.6(e) or 6.2(p) of the Agreement. Following the Closing, however, the Estimated Cash Purchase Price and the final Purchase Price will be adjusted, if necessary, in accordance with any other applicable provisions of the Agreement.

3. Purchaser and Seller hereby waive, as a condition to the obligation of Purchaser and Seller, respectively, to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in Sections 6.2(e)(iii) and 6.3(c)(v) with respect to the failure of Purchaser to enter into a Transfer Pricing Agreement among Purchaser, Color Edge LLC, Color Edge Visual LLC, and Comp 24 LLC, incorporating the terms set forth on Exhibit G to the Agreement. The parties agree that the transfer pricing terms set forth in Exhibit G to the Agreement will serve in place of a formal Transfer Pricing Agreement.

4. Section 6.2(j) of the Agreement is amended as follows:

The words “On or before” are replaced with “Within five (5) business days following”.

5. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in Section 6.2(d) with respect to Seller’s failure to obtain consents to assign the Nike Retail Install and Dismantle Proposal listed in Schedule 1.1(c)(3)(d) to the Agreement and the Ford Motor Contracts listed in Schedule 1.1(c)(2)(k)(i), (ii) and (vii) to the Agreement only. The parties agree that the Agreement shall not cause a transfer of the Nike Retail Install and Dismantle Proposal or the Ford Motor Contracts described above for which consent is required but not obtained prior to the Closing. After the Closing, the parties shall continue to work to obtain the consent to assign the Nike Retail Install and Dismantle Proposal and the Ford Motor Contracts described above, and the costs of obtaining such consents, whether incurred before or after the Closing, shall be borne by the Seller in accordance with Section 7.2 of the Agreement.

6. Notwithstanding any provision of the Agreement, the parties agree as follows with respect to employee matters:

(a) The definition of “Assumed Benefit Plans” is hereby amended to exclude the Crush Long Term Disability Plan through Standard of Oregon.

(b) Seller will cause all Transferred Employees to be terminated immediately prior to the start of business on August 8, 2005.

(c) All Transferred Employees shall be employed as of the Closing by Merisel Americas, Inc., and not the Purchaser.

7. Notwithstanding any provision of the Agreement, the parties agree as follows with respect to Seller’s bank accounts:

(a) The following bank accounts of Seller maintained by Mellon 1st Business Bank will be transferred to Purchaser as of the Closing Date:

(i) Account 001-623370

(ii) Account 001-664816

(iii) Account 001-624652

(b) Seller agrees that on and after the Closing all amounts deposited in the bank accounts described in Section 7(a) are Purchased Assets. Seller further agrees that if, on or after the Closing, any amounts are deposited into any bank account of the Seller that are for Purchased Assets or proceeds in respect of Purchased Assets, other than amounts payable to Seller pursuant to this Agreement, those amounts will be transferred immediately to an account of Purchaser, as it may designate from time to time.

8. A new last sentence is added to Section 5.1 as follows:

“As of the Closing, the sole member of the Purchaser is Merisel Americas, Inc., a Delaware corporation.”

9. Except as affected by this Amendment, the Agreement is unchanged and continues in full force and effect. All references to the Agreement shall refer to the Agreement as amended by this Amendment. This Amendment shall be binding upon and inure to the benefit of each of the undersigned and their respective successors and permitted assigns.

10. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

11. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York (without giving effect to any choice or conflict of law provision).

[Signatures following on next page]

IN WITNESS WHEREOF, the parties have executed this Amendment and Waiver of Asset Purchase Agreement as of the date first above written.

SELLER:	CRUSH CREATIVE, INC., a California corporation

By:
Name: Guy Claudy
Title: President

SHAREHOLDERS REPRESENTATIVE:	GUY CLAUDY

PURCHASER:	MCRU, LLC, a Delaware limited liability company

By:
Donald R. Uzzi
Manager

ACQUIROR PARENT:	MERISEL, INC, a Delaware corporation for purposes of Sections 7.13 and 11.10 only

By:
Donald R. Uzzi
Chairman & CEO

Signature Page to Crush Creative, Inc. Amendment to Asset Purchase Agreement

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